July 22, 2008

Mail Stop 6010

Frank W. Smith
Chief Executive Officer
WorldWater & Solar Technologies Corp.
200 Ludlow Drive
Ewing, New Jersey 08638

> **Re: WorldWater & Solar Technologies Corp.**
> **Registration Statement on Form S-1**
> **Filed July 2, 2008**
> **File No. 333-152096**

Dear Mr. Smith:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>The number of shares of common stock we are registering could depress our stock price…, page 18</u>

1.   Please reconcile your statement that the 168,882,657 resale shares represent 30% of your total outstanding shares with your disclosure on page 31 that you have 234,274,768 shares of common stock issued and outstanding.

Selling Stockholders, page 21

2.   Given the nature and size of the transaction being registered, advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Include in your analysis the total number of shares that you may issue the selling security holders under all outstanding agreements.

3.   For each entity identified as a beneficial owner in the table, please identify the person or persons who have or share voting and/or investment control over the shares being registered for resale.

4.   With a view toward disclosure, please tell us about the transactions in which the selling stockholders acquired the offered shares, including the date and the consideration paid.

5.   Please identify in the footnotes your directors who are affiliated with The Quercus Trust and Emcore.

6.   Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

   - the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and

   - at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

   Please revise as appropriate.

7.　　We note that the second closing in the securities purchase by The Quercus Trust will occur at the end of July. Please do not request acceleration until The Quercus Trust actually owns the shares it is purchasing from Emcore.

8.　　It appears that you could eliminate at least half of the footnotes and simplify the disclosure if you simply stated in the introductory paragraph or footnote (a) that, unless otherwise indicated, the shares in the table represent common stock that is currently outstanding. You could then include those footnotes that provide additional relevant information where, for example, the shares being registered are issuable upon conversion of preferred stock and/or exercise of warrants.

　　As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

　　We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

　　Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3805 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax):　Stephen A. Salvo, Esq.